SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*

                                 Xtra Corporation
                                 (Name of Issuer)

                 Class A Common Stock, Par Value $0.50 Per Share
                          (Title of Class of Securities)

                                    984138107
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 30, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,623,617 shares, which constitutes approximately 11.7% of the 13,856,394 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. All other ownership percentages set forth herein assume that there are 13,848,177 shares outstanding unless otherwise stated.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,615,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,615,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,615,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 11.7%


14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio J Investors, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,615,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,615,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,615,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 11.7%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio J Investors, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,615,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,615,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,615,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 11.7%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio J Investors, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,615,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,615,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,615,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 11.7%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio J Investors, L.P.

1.   Name of Reporting Person:

     Portfolio J Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,615,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,615,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,615,400

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 11.7%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.   Name of Reporting Person:

     Portfolio Associates, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,615,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,615,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,615,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 11.7%


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio J Investors, L.P.

1.   Name of Reporting Person:

     Michael N. Christodolou

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     8,217 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1% (2)


14.  Type of Reporting Person: IN

----------
(1) Assumes the exercise of director options held by Mr. Christodolou to purchase 8,217 shares of Class A Common Stock.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 13,856,394 shares of Class A Common Stock outstanding, which number includes options to purchase 8,217 shares of Class A Common Stock held by
          Mr. Christodolou.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 17, 1997, as amended by Amendment No. 1 dated January 29, 1998, as amended by Amendment No. 2 dated June 18, 1998, as amended by Amendment No. 3 dated January 27, 1999 (the "Schedule 13D"), relating to the Class A Common Stock (the "Stock"), par value $.50 per share, of Xtra Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the
Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       TIF             Not Applicable         Not Applicable

       TFI             Not Applicable         Not Applicable

       TCM             Not Applicable         Not Applicable

       TMT             Not Applicable         Not Applicable

       PJI             Other (1)              $78,839,451.82

       PA              Not Applicable         Not Applicable

       MNC             Not Applicable         Not Applicable

       (1)     Contributions from partners.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended and restated in its entirety as follows:

       (a)

       TIF

       Because of its position as the sole stockholder of PA, which is the sole general partner of PJI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,615,400 shares of the Stock, which constitutes approximately 11.7% of the outstanding shares of the Stock.

       TFI

       Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,615,400 shares of the Stock, which constitutes approximately 11.7% of the outstanding shares of the Stock.

       TCM

       Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,615,400 shares of the Stock, which constitutes approximately 11.7% of the outstanding shares of the Stock.

       TMT

       Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,615,400 shares of the Stock, which constitutes approximately 11.7% of the outstanding shares of the Stock.

       PJI

       The aggregate number of shares of the Stock that PJI owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,615,400, which constitutes approximately 11.7% of the outstanding shares of the Stock.

       PA

       Because of its position as the sole general partner of PJI, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,615,400 shares of the Stock, which constitutes approximately 11.7% of the outstanding shares of the Stock.

       MNC

       Because he holds director stock options to purchase 8,217 shares of the Stock, MNC may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 8,217 shares of the Stock, which constitutes less than 0.1% of the 13,856,394 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

       TIF

       As the sole stockholder of PA, which is the sole general partner of PJI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,615,400 shares of the Stock.

       TFI

       As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,615,400 shares of the Stock.

       TCM

       As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,615,400 shares of the Stock.

       TMT

       As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,615,400 shares of the Stock.

       PJI

       Acting through its sole general partner, PJI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,615,400 shares of the Stock.

       PA

       As the sole general partner of PJI, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,615,400 shares of the Stock.

       MNC

       MNC has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

       (c) During the past 60 days, PJI has purchased shares of the Stock in open market transactions on the New York Stock Exchange, as follows:

                        NO. OF SHARES            PRICE PER
      DATE                PURCHASED                SHARE

      03/24/99                 2,700               $38.05
      04/06/99                   300                38.05
      04/07/99                 1,100                37.80
      04/19/99                      12,000                40.89
      04/30/99                60,000                41.49
      04/30/99                37,000                41.49
      05/03/99                11,000                41.30

      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e)  Not Applicable.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.


      Item 7 is hereby amended and restated in its entirety as follows:

      Exhibit 99.1 --   Agreement and Power of Attorney pursuant to
Rule 13d-1(k)(1)(iii) (previously filed).

      Exhibit 99.2 --   Voting Agreement dated June 18, 1998 between Wheels
MergerCo LLC and Portfolio J Investors, L.P., (previously filed).

      Exhibit 99.3 --   Agreement and Power of Attorney pursuant to
Rule 13d-1(k)(1)(iii) (previously filed).

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      May 4, 1999


                                    TRINITY I FUND, L.P.,
                                    a Delaware limited partnership

                                    By:   TF INVESTORS, L.P.,
                                          a Delaware limited partnership,
                                          General Partner

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    TF INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    TRINITY CAPITAL MANAGEMENT, INC.,
                                    a Delaware corporation


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    PORTFOLIO J INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By: PORTFOLIO ASSOCIATES, INC.,
                                           a Delaware corporation,
                                           General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President



                                    PORTFOLIO ASSOCIATES, INC.,
                                    a Delaware corporation


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham,
                                             Vice President

                                     /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)
                                          MICHAEL N. CHRISTODOLOU(2)



(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Michael N. Christodolou previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2 Voting Agreement dated June 18, 1998 between Wheels MergerCo LLC and Portfolio J Investors, L.P., previously filed.

  99.3 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.